82-3699

'02 OCT 21 AM 9:54

TOFAŞ TÜRK OTOMOBİL FABRİKASI ANONİM ŞİRKETİ

FINANCIAL STATEMENTS

AS OF JUNE 30, 2002

TOGETHER WITH LIMITED REVIEW REPORT

02055539

SUPPL

ANDERSEN

A.A. Aktif Analiz S.M.M.M. A.Ş.

To the Board of Directors of
Tofaş Türk Otomobil Fabrikası Anonim Şirketi:

1. We have reviewed the accompanying balance sheet of Tofaş Türk Otomobil Fabrikası Anonim Şirketi (a Turkish corporation – the Company) as of June 30, 2002 and the related statements of income, changes in shareholders' equity and cash flows for the six month period then ended. These financial statements, which are presented in Turkish lira (TL) in equivalent purchasing power at June 30, 2002 are the responsibility of the Company's management. Our responsibility is to issue a report on these interim financial statements based on our review.

2. We conducted our review in accordance with International Standards on Auditing applicable to review engagements. This standard requires that we plan and perform the audit to obtain moderate assurance about whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and this provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3. Based on our review, nothing come to our attention that causes us to believe that the accompanying interim financial statements as of and for the six month period ended June 30, 2002 referred to in the first paragraph above are not presented fairly, in all material respects, in accordance with International Financial Reporting Standards.

4. As disclosed in Notes 1 and 28 to the accompanying interim financial statements, major portion of the Company's sales are conducted through its related parties.

5. The amounts translated into U.S. dollars in the accompanying financial statements are presented for information purposes only and have been computed on the basis set forth in Note 2.2 to the accompanying financial statements.

A.A. AKTİF ANALİZ
SERBEST MUHASEBECİLİK MALİ MÜŞAVİRLİK ANONİM ŞİRKETİ
Member of Andersen Worldwide

Ethem Kutucular

İstanbul,
July 31, 2002.

Tofaş Türk Otomobil Fabrikası Anonim Şirketi
BALANCE SHEETS
as of June 30, 2002 and December 31, 2001

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2002)
(Amounts translated into US dollars for convenience purposes only (See Note 2.2))

	Notes	2002 TL	2002 USD'000	2001 TL
ASSETS				
Current assets				
Cash and cash equivalents	4	92,835	59,163	76,247
Investment securities	5	6,373	4,061	-
Trade receivables – net	6	56,763	36,175	39,650
Due from related parties – net	28.1	240,697	153,394	252,857
Inventories – net	7	99,568	63,454	95,866
Other current assets	8	10,645	6,784	27,986
Total current assets		**506,881**	**323,031**	**492,606**
Non-current assets				
Investments	9	7,783	4,960	7,783
Property plant and equipment – net	10	584,208	372,311	629,166
Intangibles – net	11 and 28.5	20,335	12,959	26,346
Other non-current assets		96	61	97
Total non-current assets		**612,422**	**390,291**	**663,392**
Total assets		**1,119,303**	**713,322**	**1,155,998**
LIABILITIES AND EQUITY				
Liabilities				
Current liabilities				
Short-term bank borrowings	13	84,890	54,100	101,490
Trade payables – net	14	55,055	35,086	74,073
Due to related parties – net	28.2	232,551	148,203	213,380
Taxes and witholdings payable		5,269	3,358	7,093
Warranty provision	15	6,716	4,280	6,544
Accruals and other current Liabilities	16 and 28.5	35,112	22,377	22,988
Total current liabilities		**419,593**	**267,404**	**425,568**
Non-current liabilities				
Long-term bank borrowings	13	233,742	148,962	208,414
Deferred income – net	12	3,071	1,957	4,128
Reserve for employment termination benefits	17	19,930	12,701	17,196
Other non-current liabilities		138	88	-
Total non-current liabilities		**256,881**	**163,708**	**229,738**
Shareholders' equity				
Paid-in share capital	18	529,773	337,619	529,773
Legal reserves		33,918	21,616	33,918
Share premium		443	282	443
Retained earnings/(Accumulated loss)	19	(50,356)	(32,092)	28,661
Cummulative loss on the hedging	3	(32,830)	(20,922)	(13,086)
Net loss for the period/year		(38,119)	(24,293)	(79,017)
Total shareholders' equity		**442,829**	**282,210**	**500,692**
Total liabilities and shareholders' equity		**1,119,303**	**713,322**	**1,155,998**

The accompanying notes to these balance sheets form an integral part of these financial statements.

Tofaş Türk Otomobil Fabrikası Anonim Şirketi
INCOME STATEMENTS
for the six months ended June 30, 2002 and 2001

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2002)
(Amounts translated into US dollars for convenience purposes only (See Note 2.2))

		2002		2001
	Notes	TL	USD'000	TL
Net sales	28.3	656,490	418,375	833,093
Cost of sales	23, 24 and 28.4	(604,227)	(385,068)	(757,211)
Gross profit		**52,263**	**33,307**	**75,882**
Selling and marketing expenses	20 and 23	(36,259)	(23,108)	(29,294)
General and administrative expenses	21, 23 and 24	(42,374)	(27,004)	(40,298)
Research and development expenses	23 and 24	(6,094)	(3,884)	(7,786)
Other operating income, net	22	13,499	8,603	10,292
Loss from operations		**(18,965)**	**(12,086)**	**8,796**
Financial expense, net	25	(3,808)	(2,427)	(88,206)
Loss before provision for taxes and monetary loss		**(22,773)**	**(14,513)**	**(79,410)**
Monetary loss	2	(15,346)	(9,780)	(4,718)
Net income/(loss) before provision for taxes		**(38,119)**	**(24,293)**	**(84,128)**
Provision for taxes				
- current	26	-	-	-
- deferred	26	-	-	(6,154)
Net loss		**(38,119)**	**(24,293)**	**(90,282)**
Weighted average number (000's) of shares of TL5,000 each		13,633,030	13,633,030	13,633,030
Basic and dilluted earnings/(loss) per share-in full TL and full USD		(2,796)	(0,0018)	(6,622)

The accompanying notes to these income statements form an integral part of these financial statements.

Tofaş Türk Otomobil Fabrikası Anonim Şirketi
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
for the six months ended June 30, 2002 and 2001

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2002)

	Share Capital	Legal Reserves	Share Premium	Retained Earnings/ (Accumulated Deficit)	Cumulative loss on the hedging	Net Income/ (Loss) for Period	Total
Balance at December 31, 2000	**529,773**	**33,918**	**443**	**993**	**-**	**27,668**	**592,795**
Transfer to retained earnings	-	-	-	27,668	-	(27,668)	-
Cumulative loss on the hedging	-	-	-	-	(31,337)	-	(31,337)
Net loss for the period	-	-	-	-	-	(90,282)	(90,282)
Balance at June 30,2001	**529,773**	**33,918**	**443**	**28,661**	**(31,337)**	**(90,282)**	**471,176**
Balance at December 31, 2001	**529,773**	**33,918**	**443**	**28,661**	**(13,086)**	**(79,017)**	**500,692**
Transfer to accumulated deficit	-	-	-	(79,017)	-	79,017	-
Cumulative loss on the hedging	-	-	-	-	(19,744)	-	(19,744)
Net loss for the period	-	-	-	-	-	(38,119)	(38,119)
Balance at June 30, 2002	**529,773**	**33,918**	**443**	**(50,356)**	**(32,830)**	**(38,119)**	**442,829**

The accompanying notes to these statements of changes in shareholders' equity form an integral part of these financial statements.

Tofaş Türk Otomobil Fabrikası Anonim Şirketi
STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2002 and 2001
(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2002)

CASH FLOWS FROM OPERATING ACTIVITIES:	2002	2001
Net loss before monetary gain and provision for taxes	(22,773)	(79,410)
Adjustments for		
Depreciation and amortization	63,443	64,821
Reserve for employee termination benefits	2,734	4,632
Decrease in deferred income	(1,057)	(1,540)
Interest expense provision	7,181	7,755
Warranty provision	4,608	(2,171)
(Gain)/loss on sale of fixed assets	1	(31,337)
Operating income/(loss) before working capital changes	**54,137**	**(37,250)**
Net working capital changes in:		
Trade receivables and due from related parties	(28,650)	(129,710)
Other current assets	14,687	(25,847)
Inventories	(14,813)	8,216
Other non-current assets	-	(115)
Trade payables and due to related parties	45,119	219,363
Accruals and other current liabilities	15,148	19,254
Taxes and witholding payable	(1,069)	(3,557)
Employee termination benefits paid	(434)	(289)
Net cash provided by operating activities	**84,125**	**50,065**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of plant, equipment and intangibles	(12,531)	(68,657)
Proceeds from sale of fixed assets	100	1,345
Net cash used in investing activities	**(12,431)**	**(67,312)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Investment securities	(6,373)	-
Proceeds from short-term bank borrowings	33,148	55,172
Proceeds from long-term bank borrowings	9,802	54,163
Repayment of long-term bank borrowings	(43,210)	(139)
Interest paid	(3,252)	(4,190)
Net cash provided by/(used in) financing activities	**(9,885)**	**105,006**
Net effect of loss on cash transactions	(45,221)	(88,806)
Net change in cash and cash equivalents	16,588	(1,047)
Cash and cash equivalents at the beginning of the period	76,247	116,016
Cash and cash equivalents at the end of the period	**92,835**	**114,969**

Supplementary cash flow information:

Taxes paid	(1,321)	-

The accompanying notes to these statements of cash flows form an integral part of these financial statements.

(Currency -- Billions of Turkish lira in equivalent purchasing power

1. General

Tofaş Türk Otomobil Fabrikası A.Ş. (the "Company-Tofaş") was established in 1968 as a Turkish-Italian cooperation venture to manufacture passenger cars at its plant near Bursa under licenses from Fiat Auto S.p.A. ("Fiat"). The Company, which is a member of Koç Holding A.Ş. ("Koç Holding") and Fiat Group, also produces various automotive spare parts used in its automobiles. The Company's main office is located in Büyükdere Cad. No:145 Kat:4, 5 Zincirlikuyu Şişli, İstanbul. The production facilities are located in Bursa.

The Company has been registered with the Turkish Capital Market Board ("CMB") and quoted on the İstanbul Stock Exchange since 1991.

The main car models manufactured by the Company are produced pursuant to four license agreements between the Company and Fiat. These license agreements prohibit the Company from assembling, producing, importing or selling any cars other than Fiat Group cars. Furthermore, in the year 2000, the Company has signed a manufacturing agreement with Fiat for the production of Doblo model light commercial vehicles in Turkey. This new model was commercially launched in October, 2000.

The Company conducts a significant portion of its business with corporations, which are affiliates of Koç Holding A.Ş. or Fiat or both (Note 28).

As of May 15, 2001 Tofaş Türk Otomobil Fabrikası A.Ş. merged legally with Tofaş Oto Ticaret A.Ş. ("Tofaş Oto"), whose certain shares are publicly traded in Istanbul Stock Exchange, in accordance with the article 451 of Turkish Trade Law and articles 37-39 of Corporate Tax Law. The merger is registered on May 15, 2001 and announced in Turkish Trade Registry Gazette on June 13, 2001. Tofaş and Tofaş Oto was under the common joint control of Koç Holding and Fiat Group through direct/indirect shareholdings held by them. Therefore, such legal merger was merely a restructuring and accordingly it was not within the scope of International Accounting Standard 22 ("Business Combinations") and no adjustment was made to the carrying amounts of assets and liabilities under merger accounting applied. The accompanying financial statements as of June 30, 2001 and December 31, 2001 include the assets, liabilities and income statement items of all these two companies as if they were one single entity as of the respective dates.

As a consequence, at the date of merger, the Company took over the Freezone Branch of Tofaş Oto Ticaret A.Ş. named Tofaş Oto Ticaret Anonim Şirketi İstanbul Deri Serbest Bölge Şubesi (the Branch) located in Desbaş İstanbul Deri Serbest Bölgesi. After the takeover, the title of the Freezone Branch is changed as Tofaş Türk Otomobil Fabrikası Anonim Şirketi İstanbul Deri ve Endüstri Serbest Bölge Şubesi. As of June 30, 2002, the financial statements of the Branch is included in the accompanying financial statements.

2. Basis of Presentation of the Financial Statements

2.1. Turkish lira financial statements

The Company maintains its books of account and prepare its statutory financial statements ("Statutory Financial Statements") in Turkish lira in accordance with accounting principles issued by Turkish Capital Market Board ("CMB Principles"), the Turkish Commercial Code (the "TCC") and tax legislation (collectively, "Turkish Practices"). The accompanying combined financial statements are based on the individually kept statutory records, which are maintained under the historical cost convention, with adjustments and reclassification including restatement for changes in the general purchasing power of the Turkish lira, for the purpose of fair presentation in accordance with International Financial Reporting Standards (IFRS) (formerly referred to as International Accounting Standards ("IAS")) issued by the International Accounting Standards Board. The impact of such adjustments on the statutory financial statements were as follows:

Impact on	Increase/(Decrease)
The net loss	10,510
The retained earnings brought forward	(47,899)

The restatement for the changes in the general purchasing power of Turkish lira is based on IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date, and that corresponding figures for previous periods be restated in the same terms. One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. The restatement was calculated by means of conversion factors derived from the Turkish countrywide wholesale price index ("WPI") published by the State Institute of Statistics ("SIS"). Such indices and conversion factors used to restate the accompanying financial statements are given below:

Dates	Index	Conversion factors
December 31, 2000	2,626.0	2.122
June 30, 2001	3,795.6	1.468
December 31, 2001	4,951.7	1.125
June 30, 2002	5,572.0	1.000

The main guidelines for the above mentioned restatement are as follows:

- Financial statements prepared in the currency of a hyperinflationary economy are stated in terms of the measuring unit current at the balance sheet date, and corresponding figures for previous periods are restated in the same terms.

- Monetary assets and liabilities are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

- Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date, and components of shareholders' equity (excluding the statutory revaluation surplus, which is eliminated) are restated by applying the relevant (monthly, yearly average, year-end) conversion factors. Additions to property, plant and equipment in the year of acquisition are restated using the relevant conversion factors.

- Comparative financial statements are restated using general inflation indices to the currency purchasing power at the latest balance sheet date.

- All items in the statements of income are restated by applying the relevant conversion factors.

- The effect of general inflation on the Company's net monetary position is included in the statements of income as a monetary gain or loss.

The accompanying financial statements were authorized for issue on July 31, 2002 by the Company. Although there is no such intention, the Company's management has the power to amend the IFRS financial statements of the Company after issuance, as there is no official closing for IFRS financial statements of the companies in Turkey.

2.2. U.S. dollar translation

U.S. dollar ("USD") amounts shown in the accompanying financial statements have been included solely for the convenience of the reader and are translated from Turkish lira ("TL"), as a matter of arithmetic computation only, at the official TL exchange rate ("Official Exchange Rate") for purchases of USD announced by the Central Bank of the Republic of Turkey on June 30, 2002 of TL1,569,143 = USD1.00. Such translation should not be construed as a representation that the TL amounts have been or could be converted into USD at this or any other rate.

3. Summary of Significant Accounting Policies

The significant accounting policies followed in the preparation of the accompanying financial statements are set forth below:

Use of Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings in the periods in which they become known.

Cash and Cash Equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short-term highly liquid investments that are readily convertible to known amonuts of cash with original maturity of three months or less and that are subject to an insignificant risk of change in value.

Receivables

Receivables are stated at fair value of the consideration given and carried at amortised costs, after provision for doubtful accounts. The historical cost carrying amount of receivables subject to normal trade credit terms approximate their fair value.

Related Parties

For the purpose of the accompanying financial statements, Fiat Group, Koç Holding and the companies identified by the Company and/or Fiat Group or Koç Holding as being controlled by/affiliated with them are considered and referred to as related companies. Related parties also include individuals that are principal owners, management and members of the Company's Board of Directors and members of their families.

Investment Securities

Investment securities represent Turkish government bonds where management has both the intent and the ability to hold to maturity are classified as held-to-maturity (HTM). Held-to-maturity investments are carried at amortized cost using the effective yield method, less any provision for impairment if there is permanent diminution in value.

Interest earned whilst holding HTM securities is reported as interest income.

Inventories

Inventories are valued at the lower of cost restated to the equivalent purchasing power at June 30, 2002 or market value after provision for obsolete items. Cost elements included in inventory are material, labor and an appropriate amount of factory overheads. Cost of inventories is determined on the monthly moving average basis.

Investments

Investments are valued at cost restated to the equivalent purchasing power at June 30, 2002, since such investments does not have a quoted market price.

Property, Plant and Equipment

Property, plant and equipment (PP&E) are stated at cost less accumulated depreciation and accumulated impairment loss. When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

The initial cost of PP&E comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the PP&E have been put into the operation, such as repairs and maintenance and overhaul costs are normally charged to income in the period in the costs incurred. In the situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of fixed assets beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of PP&E.

Depreciation is computed on a straight-line basis over the following estimated useful lives:

Buildings	25 years
Land improvements	33 years
Machinery and equipment	10 - 12 years
Moulds	6 years
Furniture and fixtures	6 - 8 years
Motor vehicles	4 - 5 years
Other	4 - 5 years

The depreciation expense incurred during the non-operational periods of the Company due to the lack of demand is included in the idle time expense together with certain other production overheads.

The useful life and depreciation method are reviewed periodacally to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of PP&E.

Income Taxes

The income tax charge is based on profit for the year and considers deferred taxation. Deferred taxes are calculated using the balance sheet liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to be recovered or settled. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would flow from the manner in which the enterprise expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are recognized regardless of when the temporary difference is likely to reverse.

Deferred tax assets are recognized when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilized. The Company conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or that entire deferred tax asset to be utilized.

Reserve for Employee Termination Benefits

In accordance with existing social legislation, the Company is required to make lump-sum termination indemnities to each employee who has completed one year of service with the Company and whose employment is terminated due to retirement or for reasons other than resignation or misconduct.

In the accompanying financial statements, the Company has reflected a liability calculated using the Projected Unit Credit Method and based upon estimated inflation rates and factors derived using the Company's experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

Foreign Currency Transactions and Translation

Income and expenses arising in foreign currencies (any currency other than Turkish lira) during the period have been translated at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated at the exchange rates prevailing at the balance sheet dates. Exchange gains or losses arising from the settlement and translation of foreign currency items have been included in the related income and expense accounts, as appropriate.

Investment Grants

Turkish government investment grants in the form of Resource Utilization Support Premium ("RUSP") are reflected as deferred income and amortized over the depreciation period of the related assets on a straight-line basis (Note 11).

Provisions

A provision is recognized when, and only when an enterprise has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Warranty Expenses

The Company provides first maintenance service free of charge for the cars sold and also provides service free of charge during the first one-year period of warranty. As of June 30, 2002 the Company provided provision amounting of TL 6,716 (December 31, 2001–TL 6,544) for the first maintenance service and for the possible expenses that can occur within the warranty period.

Export sales of the Company are not under a warranty commitment.

Revenue and Expense Recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably. Sales, which exclude VAT and discounts, are recognized net of sales taxes and returns when delivery of goods or rendering of the service has taken place and transfer of risks and rewards has been completed.

Research and Development Costs

Expenditures for research and development are charged against income in the period incurred except for project development costs which comply with the following criteria:

- The product or process is clearly defined and costs are separately identified and measured reliably;
- The technical feasibility of the product is demonstrated;
- The product or process will be sold or used in-house;
- A potential market exists for the product or its usefulness in case of internal use is demonstrated;and
- Adequate technical, financial and other resources required for completion of the project are available.

Capitalization of costs starts when the above criteria are first met. Expenditure recognized as an expense in previous accounting periods is not reinstated.

Capitalized development costs are amortized on a straight-line basis over their expected useful lives. The recoverable amount of development costs is estimated whenever there is an indication that the asset has been impaired or that the impairment losses recognized in previous years no longer exist. There is no research and development cost capitalized as of June 30, 2002.

License Fees

License fees paid to Fiat for a specific product are recognized in accordance with the substance of the agreements and expensed over the useful life of the agreement which is estimated by the management to be five years (Note 11).

Cash Flow Hedge

Changes in the fair value of a hedging instrument that qualifies as an highly effective cash-flow hedge are recognized directly in the hedging reserve in shareholders' equity.

The ineffective portion is immediately recognized in net profit or loss. If the hedge cash flow results in the recognition of an asset or a liability, all gains and losses previously recognized directly in equity are transferred from equity and included in the initial measurement of the cost or carrying value of the asset or liability. Otherwise, for all other cash flow hedges, gains and losses initially recognized in equity are transferred from hedging reserve to net profit or loss in the same period or periods during which the hedged firm commitment or forecasted transaction affects the income statement.

When the hedge ceases to be highly effective, hedge accounting is discontinued prospectively. In this case the cumulative gain or loss on the hedging instrument that has been reported directly in equity is retained in equity until the commited of forecasted transaction occurs.

When the commited or forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in equity is transferred to the income statement.

Financial Instruments

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

When a financial asset or financial liability is recognised initially, it is measured at its cost, which is the fair value of the consideration given (in the case of an asset) or received (in the case of a liability) for it. Transaction costs are included in the initial measurement of all financial assets and liabilities.
After initial recognition, financial assets, including derivatives that are assets, are measured at their fair values, without any deduction for transaction costs that it may incur on sale or other disposal, except for the following categories of financial assets, which are measured at cost using the effective interest rate method (those that have fixed maturity are measured at amortized cost):

(a) loans and receivables originated by the enterprise and not held for trading;

(b) held-to-maturity investments; and

(c) any financial asset that does not have a quoted market price in an active market and whose fair value cannot be reliably measured.

The Company do not use any derivative instruments.

Fair Value of Financial Assets and Liabilities:

Fair value is the amount for which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

The estimated fair values of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, judgement is necessarily required to interpret market data to estimate the fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realize in a current market exchange. The following methods and assumptions were used to estimate the fair value of the financial instruments for which it is practicable to estimate fair value:

Financial Assets:

For monetary assets the fair value approximates carrying value. The fair values of certain financial assets carried at cost, including cash and cash equivalents plus the respective accrued interest and other financial assets are considered to approximate their respective carrying values due to their short-term nature and negligible credit losses. Their carrying value of trade receivables along with the related allowances for unearned income and uncollectibility are estimated to be their fair values.

Financial Liabilities:

Monetary liabilities for which fair value approximates carrying value; trade payables and other monetary liabilities are considered to approximate their respective carrying values due to their short-term nature. The bank loans are stated at their amortized costs and transaction costs are included in the initial measurement of loans. The fair value of loans are considered to state their respective carrying values since the interest rate applied to bank loans are updated periodically by the lender to reflect active market price quotations. The carrying value of trade payables along with the related allowance for unrealized cost is estimated to be their fair values.

Risk management policy

Interest rate risk

The Company is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities.

Liquidity risk

The ability to fund the Company's existing and prospective debt requirements is managed by maintaining the availability of adequate committed funding lines from high quality lenders.

Credit risk

Ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. These risks are monitored by credit ratings and limiting the aggregate risk to any individual counter party.

Currency risk

The Company is exposed to the foreign exchange risk through the impact of rate changes at the translation of foreign currency denominated liabilities to Turkish lira. These risks are monitored and limited by the analysis of foreign currency position.

Earnings/Loss per Share

Earnings / Loss per share disclosed in the accompanying income statements are determined by dividing net income / loss by the weighted average number of shares that have been outstanding during the related period concerned.

In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("Bonus Shares") to existing shareholders from retained earnings and revaluation surplus. For the purpose of earnings / loss per share computations, the weighted average number of shares outstanding during the year has been adjusted in respect of bonus shares issues without a corresponding change in resources, by giving them retroactive effect for the year in which they were issued and each earlier year. As of June 30, 2002 and December 31, 2001 the number of shares issued (assuming par value of TL 5,000 / each) attributable to transfer to share capital from the retained earnings and revaluation surplus is 25,897,192,200. There was no difference between basic and diluted earnings per share for any class of shares for any of the years.

Contingencies

Contingent liabilities are not recognized in the financial statement. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits probable.

Subsequent Events

Post-period events that provide additional information about the company's position at the balance sheet date (adjusting events, are reflected in the financial statements. Post-period-end events that are not adjusting events are disclosed in the notes when material.

Euro conversion costs

Costs incurred to enable the Company to continue to operate as intended after the introduction of the Euro are recognized as an expense when incurred.

4. Cash and Cash Equivalents

	June 30, 2002	December 31, 2001
Cash on hand	96	18
Cash at banks		
- Time deposits	88,200	64,202
- Demand deposits	4,499	11,930
Cheques given for collection	28	84
Other cash equivalents	12	13
Total cash and cash equivalents	**92,835**	**76,247**

As of June 30,2002 and December 31, 2001, time deposits comprised:

	June 30, 2002			
	Amount (Original Currency)	Equivalent in TL	Maturity	Interest Rate
Koçbank	TL23,959	23,959	June 1,2002	48%
HSBC Bank A.Ş. (HSBC)	TL16,207	16,207	June 1,2002	47.9%
Koçbank Nederland	TL2,750	2,750	June 19,2002	48%
Citibank N.A. (Citibank)	EUR5,000,000	7,810	June 1,2002	3.4%
Koçbank	EUR5,414,000	8,494	June 1,2002	2.75%
HSBC	EUR6,616,000	10,323	June 1,2002	2.7%
Koçbank	USD133,000	209	June 1,2002	2.75%
ABN Amro Bank N.V. (ABN Amro)	EUR11,696,655	18,448	June 1,2002	6%
Total		**88,200**		

	December 31, 2001			
	Amount (Original Currency)	Equivalent in TL	Maturity	Interest Rate
Koçbank A.Ş.	TL22,643	22,643	January 2,2002	58%
Koçbank	TL7,606	7,606	January 2,2002	58%
Koratrade MTMC Ltd. (Koratrade)	TL3,959	3,959	January 31,2002	48%
T.C. Ziraat Bankası A.Ş.	TL6,563	6,563	January 7,2002	50%
Koçbank	EUR8,880,000	12,669	January 2,2002	3.25%
Koçbank	USD6,645,000	10,762	January 2,2002	3%
Total		**64,202**		

5. Investment Securities

As of June 30, 2002, investment securities comprised Turkish government bonds with maturities at October 23 and November 6, 2002. The interest rates for these agreements are 47.7 and 51% per annum.

6. Trade Receivables, net

	June 30, 2002	December 31, 2001
Nasco Egypt	2,465	4,104
Enriko Aliberti Otomobilcilik San. ve Tic. A.Ş.	3,027	3,373
Evsan Motorlu Araçlar San. ve Tic. A.Ş.	4,785	3,895
Fırat Oto Ticaret A.Ş.	1,611	1,729
Others (mainly dealers)	44,954	26,671
	56,842	39,772
Less: Unearned interest income	(79)	(122)
Total trade receivables	**56,763**	**39,650**

7. Inventories, net

	June 30, 2002	December 31, 2001
Raw materials, net of reserve for obsolescense of TL 1,643 (December 31, 2001–TL 4,399)	30,944	32,001
Work-in-process	14,383	17,863
Finished goods	17,087	13,105
Spares and supplies	14,855	14,142
Merchandises	4,001	10,575
Goods-in-transit	535	493
Deposits and other payments for imports and advances given to suppliers	17,763	7,687
Total inventories	**99,568**	**95,866**

8. Other Current Assets

	June 30, 2002	December 31, 2001
Value added tax receivable	6,486	25,761
Accrued income	415	1,424
Prepaid expenses	1,137	314
Personnel advances	1,654	-
Others	953	487
Total other current assets	**10,645**	**27,986**

9. Investments

At June 30, 2002 and December 31, 2001, the investments and the respective shareholding interest of the Company in them comprised the following:

	June 30, 2002		December 31, 2001	
	Share %	TL	Share %	TL
Entek Elektrik Üretim Prodüktör A.Ş.	14.00	7,783	14.00	7,783
Total		**7,783**		**7,783**

10. Property, Plant and Equipment (PP&E), net

The movement of PP&E and the related accumulated depreciation during 2002 were as follows:

	December 31, 2001	Additions/ Charge for the period	Disposals	June 30, 2002
Cost				
Land	8,738	-	-	8,738
Buildings and land improvements	150,105	-	-	150,105
Machinery and equipment	498,554	10	(4)	498,560
Moulds and models	547,349	-	-	547,349
Furniture and fixture	116,655	60	-	116,715
Motor vehicles	17,939	1,935	(134)	19,740
	1,339,340	2,005	(138)	1,341,207
Accumulated depreciation				
Buildings and land improvements	(86,430)	(2,055)	-	(88,485)
Machinery and equipment	(282,775)	(18,011)	-	(300,786)
Moulds and models	(271,296)	(30,817)	-	(302,113)
Furniture and fixture	(81,616)	(5,656)	-	(87,272)
Motor vehicles	(12,519)	(852)	40	(13,331)
	(734,636)	(57,391)	40	(791,987)
Advances and construction-in-progress	24,462	10,526	-	34,988
Net book value	**629,166**			**584,208**

The cost of fully depreciated property and equipment still in use are as folows:

	June 30, 2002	December 31, 2001
Buildings and land improvements	20,676	20,676
Machinery and equipment	69,387	56,277
Moulds and models	140,338	137,104
Furniture and fixtures	31,995	31,993
Motor vehicles	10,892	10,891
Total	**273,288**	**256,941**

11. Intangibles, net

The movement of intangibles and the related accumulated amortization during 2001 were as follows:

	December 31, 2001	Additions	June 30, 2002
Cost			
License fee	58,132	-	58,132
Others	5,280	41	5,321
	63,412	41	63,453
Accumulated amortization			
License fee	(32,462)	(5,815)	(38,277)
Others	(4,604)	(237)	(4,841)
	(37,066)	(6,052)	(43,118)
Net book value	**26,346**		**20,335**

12. Investment Encouragement Certificates

The Company has obtained investment encouragement certificates from the Turkish State Planning Organization in connection with certain major capital expenditures, which entitle the Company to:

i) 100% exemption from customs duty on machinery and equipment to be imported;

ii) Investment allowance of 100% on the approved capital expenditures and construction incurred for the expansion of the facilities in Bursa;

iii) *Incentive premiums of VAT+10% on the cost of eligible local capital expenditures; and*

iv) Resource Utilization Support Premium ("RUSP"), an investment grant of between 25% and 40% on a portion of the total approved capital expenditures.

The investment allowance indicated in (ii) above, is deductible from current or future taxable profit for the purposes of corporation tax and exempt from both corporation and minimum tax, but subject to income tax, at a rate of 19.8 %.

The accrued RUSP receivables are included in other current assets in the accompanying, balance sheets amounting to TL 62, while the recognized portion of deferred income is included as income in the accompanying income statements. As of June 30, 2002, the deferred income is TL 3,071 (December 31, 2001 – TL 4,128) after the amortization of TL 1,057 (June 30, 2001 – TL 1,180) to the income statement.

13. Bank Borrowings

Bank borrowings at June 30, 2002 and December 31,2001 were as follows:

	June 30, 2002		December 31, 2001	
	Effective interest rate per annum	Amount	Effective interest rate per annum	Amount
Short-term bank borrowings (Foreign currency – full):				
Credit Agricole Indonez (EURO 10,000,000)	6.82%	15,603	6.82%	14,266
HSBC (USD 5,000,000)	4.145%	7,846	-	-
HSBC (USD 5,000,000)	4.145%	7,846	-	-
Societe General (EURO 5,000,000)	7.20%	7,802	7.20%	7,134
Banca Di Roma (USD 1,500,000)	3.58%	2,353	-	-
Eximbank (TL 2,000)	44%	2,000	-	-
Eximbank (TL 2,000)	44%	2,000	-	-
Eximbank (TL 2,000)	44%	2,000	-	-
Turkish Technology Development Foundation (TTGV)	-	217	-	180
Akbank T.A.Ş. (USD 10,000,000)	-	-	8.37%	16,195
Citibank (USD 5,000,000)	-	-	10.19%	8,098
Citibank (USD 5,000,000)	-	-	7.40%	8,098
Citibank (USD 5,000,000)	-	-	9.80%	8,098
Societe General (USD 5,000,000)	-	-	4.98%	8,098
Koçbank	-	-	-	1,396
Accrued interest		1,904		3,018
Total		**49,571**		**74,581**
Short-term portion of long term bank borrowings:				
ABN Amro (EURO – 14,784,792)	4.315%	23,070	5.20%	21,092
ABN Amro (EURO – 7,411,344)	4.315%	11,564	-	-
TSKB	15%	86	15%	12
ABN Amro (EURO – 3,617,791)	-	-	4.42-5.20%	5,161
Türkiye Sınai Kalkınma Bankası A.Ş. (TSKB)	-	-	25%	98
Accrued interest		599		546
		35,319		**26,909**
Total short-term bank borrowings		**84,890**		**101,490**

	June 30, 2002		December 31, 2001	
	Effective interest rate per annum	Amount	Effective interest rate per annum	Amount
Long-term bank borrowings:				
ABN Amro (EURO 133,176,812)	4.315%	207,803	-	-
ABN Amro (EURO 14,055,840)	4.294%	21,932	-	-
ABN Amro (EURO 20,608)	4.378%	32	-	-
TSKB	15%	10	15%	16
ABN Amro (EURO 96,101,146)	-	-	5.20%	137,100
ABN Amro (EURO 47,031,277)	-	-	4.42-5.20%	67,096
TSKB	-	-	25%	26
Accrued interest		3,965		4,176
Total long-term bank borrowings		**233,742**		**208,414**

The repayment schedule, as translated with the exchange rates prevailing at the period-end, of the long-term bank borrowings is as follows:

Years	June 30, 2002
2003	24,432
2004	37,771
2005	37,771
2006	37,771
2007	37,771
2008	37,771
2009	20,455
	233,742

The long-term loan from ABN Amro amounting to Euro 149,449 thousand was obtained to finance its investment to manufacture Doblo light commercial vehicles. According to the manufacturing agreement signed between Fiat (the customer of the majority of Doblo production) and the Company, the repayment obligations related to such loan is guranteed by Fiat through future purchases of Doblo until the end of 2008. Accordingly the Company's exposure to foreign exchange rate and interest rate fluctuations is undertaken by Fiat.

14. Trade Payables, net

	June 30, 2002	December 31, 2001
Accounts payable	55,190	74,468
Notes payable	22	19
	55,212	74,487
Less:Unearned interest charge	(157)	(414)
Total trade and other payables	**55,055**	**74,073**

15. Warranty Provisions

The movement of the warranty provision balance in 2002 is as follows:

	Balances at December 31, 2001	**Monetary Gain**	**Utilized in 2002**	**Amount Reversed as income in 2002**	**Net provision for 2002**	**Balances at June 30, 2002**
Warranty	6,544	(754)	(3,682)	-	4,608	**6,716**

16. Accruals and Other Current Liabilities

	June 30, 2002	December 31, 2001
Miscellaneous payables (mainly comprising payables to personnel and service companies)	9,543	3,294
Accrual for royalty	5,351	3,198
Advances taken for moulds	3,712	5,257
Accrued expenses	3,227	6,521
Provision for personnel bonus	2,267	-
VAT payable	1,838	2,247
Other taxes	1,254	2,045
Others	7,920	426
Total accruals and other current liabilities	**35,112**	**22,988**

17. Reserve for Employment Termination Benefits

In accordance with existing social legislation, the Company is required to make lump-sum termination indemnities to each employee who has completed one year of service within the Company and whose employment is terminated due to retirement or for reasons other than resignation or misconduct.

Such payments are calculated on the basis of 30 days' pay (in historical terms limited to a maximum of TL 1,103.5 at June 30, 2002) per year of employment at the rate of pay applicable at the date of retirement or termination. The limit is generally increased effective January 1st and July 1st of each year by the government. Effective July 1, 2002, the limit on the rate of pay applicable was increased to TL 1,160.1.

The reserve has been calculated by estimating the present value of the future probable obligation of the Company arising from the retirement of the employees.

International Financial Reporting Standards require acturial valuation methods to be developed to estimate the enterprise's obligation under defined benefit plans. Accordingly the following acturial assumptions were used in the calculation of the total liability.

The principle acturial assumptions used is as follows:

Discount rate (per annum)	7%
Turnover rate to estimate the probability of retirement	99%

18. Paid – In Share Capital

At June 30, 2002 and December 31, 2001, the Company's historical authorized share capital is 1,000,000,000 and paid-in share capital is TL 170,413. The breakdown of the historical share capital of the Company is as follows:

Par Value (TL full – historical)	Number of Shares	Amount
5,000	7,550	-
50,000	4,547	-
100,000	6,284	-
500,000	7,511	4
1,000,000	15,681	16
5,000,000	10,509	53
10,000,000	16,290	163
50,000,000	7,042	352
100,000,000	9,050	905
500,000,000	3,900	1,950
1,000,000,000	4,635	4,635
5,000,000,000	3,385	16,925
10,000,000,000	14,541	145,410
	110,925	**170,413**

At June 30, 2002 and December 31, 2001, the composition and the respective shareholding percentages of the shareholders are as follows:

Shareholders	Share Group	Amount (Historical TL)	Percentage (%)
Fiat Auto S.p.A.	D	64,511	37.86
Koç Holding	A	64,054	37.59
Koç Holding Companies and family	A	457	0.27
Others, including the Public Participation Administration and publicly issued shares	E	41,391	24.28
Total paid-in share capital		**170,413**	**100**

The shareholders holding A and D group shares have the priviledge to choose the members for Board of Directors and Board of Auditors and also have the priviledge of using preemption rights in buying each other's shares. The Company's Articles of Association requires a 75% majority vote of outstanding share for the passing of General Assembly resolutions.

As of June 30, 2002, the total effect of restatement of cash contributions in the paid in share capital amounted to TL 359,360.

19. Retained Earnings

Statutory retained earnings per historical financial statements comprise legal reserves, a general reserve and unappropriated profit.

The legal reserves consist of first and second reserves, appropriated in accordance with the Turkish Commercial Code (TCC). The TCC stipulates that the first legal reserve is appropriated out of historical statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of the Company's historical paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash distributions in excess of 5% of the historical paid-in share capital.

According to CMB regulations, the Company has the following two options; they may either distribute dividends in cash and/or in the form of share certificates, or they may elect not to distribute any dividends at all. However, CMB may require the Company to distribute dividends in cash. If the Company makes a decision to distribute any dividends, distribution should be made in the five months following year-end.

Under TCC, the legal reserves are not available for distribution unless they exceed 50% of the historical paid-in share capital but may be used to offset losses in the event that historical general reserve is exhausted.

Composition of prior periods' earnings (per Statutory Financial Statements) at June 30, 2002 and December 31, 2001 in historical terms is as follows:

- Legal reserves	2,879
- General reserves	22,762
Total	**25,641**

20. Selling and Marketing Expenses

	June 30, 2002	June 30, 2001
Advertisement expenses	7,165	6,883
Payroll expenses	6,187	1,691
Warranty expenses	5,719	5,857
Packaging expenses	5,035	4,695
Transportation insurance expense	2,155	3,613
Others	9,998	6,555
Total selling and marketing expenses	**36,259**	**29,294**

21. General and Administrative Expenses

	June 30, 2002	June 30, 2001
Payroll expenses	10,554	13,080
Depreciation expense	10,470	11,775
Sponsorship expenses	2,541	437
Royalty expenses	2,358	3,181
Cost of maintenance, repair and energy Expenses	1,359	1,462
Other administrative expenses	15,092	10,363
Total general and administrative expenses	**42,374**	**40,298**

22. Other Operating Income, net

	June 30, 2002	June 30, 2001
Other operating income		
Gain on sale of fixed assets	1	2,171
Charges to Fiat Auto	7,774	3,689
Recognized income (RUSP) (Note 11)	1,057	1,540
Research and development incentive premiums	3,155	-
Rent income	783	
Other	2,404	6,659
Total other operating income	**15,174**	**14,059**
Other operating expenses		
Other expenses	(1,675)	(3,767)
Total other operating expenses	**(1,675)**	**(3,767)**
Other income, net	**13,499**	**10,292**

23. Average Number of Personnel and Payroll Expenses

During the six months period ended June 30, 2002 and 2001, personnel expenses and average number of employees were as follows:

	June 30, 2002	June 30, 2001
Wages	26,647	32,450
Salaries	19,623	24,717
Labor expenses charged by subcontractors	14,386	17,447
Other social expenses	4,220	4,194
Total peronnel expenses	**64,876**	**78,808**

Average number of employees		
Blue Collar	3,605	4,276
White Collar	885	926
Total number of employees	**4,490**	**5,202**

24. Depreciation and Amortization Expenses

The details of depreciation and amortization expenses for the six months period ended June 30, 2002 and 2001 are as follows:

	June 30, 2002	June 30, 2001
Cost of production	52,325	52,408
General and administrative expenses	10,470	11,775
Research and development expenses	648	639
Total depreciation and amortization expenses	**63,443**	**64,822**

25. Financial Expenses, net

	June 30, 2002	June 30, 2001
Financial income:		
Foreign exchange gain	32,279	63,293
Interest income	11,377	124,514
Financial expenses:		
Interest and related charges	(7,181)	(127,509)
Foreign exchange loss	(40,283)	(148,504)
Financial expenses, net	**(3,808)**	**(88,206)**

26. Taxation

Current Taxes

The combined maximum effective tax rate for the six months period ended June 30, 2002 and December 31,2001 was 33% including corporation tax, withholding tax and mandatory contributions to Government funds. In case of the distribution of dividends from corporate earnings, dividends shall be subjected to income tax withholding. Such withholding tax rate ranges between 11% and 19.8% (5.5% for the public companies) of dividends to be distributed based on the country of the shareholders.

As of June 30, 2002, the Company has TL 708,772 billion (in historical terms, December 31,2001– TL 532,545 billion) of unused investment allowances that will be used in future years. Such investment allowances can be carried by the Company indefinitely. The Company has not utilized any investment allowance during the current period. Investment allowances utilized are subject to withholding tax at the rate of 19.8%. In the case that the profit is added to share capital, the transaction will not be considered as profit distribution and no withholding tax will be applied.

Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to 5 years. As of June 30, 2002 the Company does not have any accumulated statutory tax loss carryforward. In Turkey, there is no procedure for a final and definite agreement on the tax assessments. Companies file their tax returns within four months following the end of the accounting year to which they relate. Tax returns are open for 5 years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to examine tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

Deferred Taxes

The revised IAS 12 (Income Taxes) requires deferred taxation to be provided on the temporary differences which arise on the restatement of non-monetary assets through the application of IAS 29 (See Note 2).

The breakdown of temporary differences and the resulting deferred tax assets/(liabilities) as of June 30, 2002 and December 31, 2001, using the expected future tax rates (effective rates), were as follows:

	Cumulative timing differences (historical)		Deferred tax assets/(liabilities) (historical)	
Timing differences:	**June 30, 2002**	**December 31, 2001**	**June 30, 2002**	**December 31, 2001**
Warranty reserve	(6,716)	(5,817)	2,216	1,920
Employment termination benefits reserve	(19,930)	(15,285)	6,577	5,044
Restatement of inventories per IAS 29	10,762	12,474	(3,551)	(4,116)
Restatement of depreciable property, plant and equipment and intangibles per IAS 29	93,718	157,731	(30,927)	(52,052)
Capitalization of license fees	11,027	12,977	(3,639)	(4,282)
Unused investment allowances	(708,772)	(532,545)	93,558	70,296
Cumulative loss on the hedging	32,830	8,746	(10,834)	(2,886)
Others	(2,258)	(2,406)	744	794
Total	(587,312)	(364,125)	54,144	14,718
Restated in equivalent purchasing power at June 30, 2002			**54,144**	**16,558**
Impairment in the value of deferred tax asset			**(54,144)**	**(16,558)**
Deferred tax asset / (liability)			**-**	**-**

The management of the Company does not consider the related net deferred tax asset of TL 54,144 (December 31, 2001-TL 16,558) as realizable in the foreseeable future, and accordingly, the Company has not provided a deferred tax asset in the accompanying financial statements.

27. Commitments and Contingencies

27.1. Bank letters of guarantee

As of June 30, 2002, the Company had TL 37,362 (December 31, 2001–TL 17,944) in outstanding bank letters of guarantee provided by its banks for the customs authorities and governmental institutions.

27.2. Litigations

As of June 30, 2002, the total amount of outstanding legal claims brought against the Company is TL 423 (December 31, 2001–TL 416). Furthermore, there are 20 lawsuits being held against the Company for car changes. The Company has reflected a reserve amounting TL 151 (December 31, 2001-TL 109) for such lawsuits against the Company.

28. Related Party Balances and Transactions

Fiat Group and Koç Holding and the companies identified by the Company as being controlled by/affiliated with them are regarded as related companies for the purpose of the accompanying financial statements.

The Company enters into transactions with related parties in the normal course of business on an arm's – length basis.

The balances with related companies at June 30, 2002 and December 31, 2001 and a summary of the major transactions with related companies for the six months period ended as of June 30, 2002 and 2001 are shown below:

28.1. Due from related parties, net

	June 30, 2002	December 31, 2001
Fiat Auto Group Companies	193,434	213,128
Koç Fiat Kredi Tüketici Finansmanı A.Ş. (Koç Fiat Kredi)	3,950	6,500
Koç Group dealers	40,151	28,000
Others	3,479	6,254
	241,014	253,882
Less:Unearned Income	(317)	(1,025)
Total	**240,697**	**252,857**

28.2. Due to related parties, net

	June 30, 2002	December 31,2001
Fiat Auto Group Companies	215,487	192,405
Mako Elektrik Sanayi ve Ticaret A.Ş. (Mako – Plastic parts supplier)	3,789	5,093
Matay Otomotiv Yan Sanayi A.Ş. (Matay – Exhaust pipe supplier)	4,313	6,777
Comau S.p.A.	111	5,744
Powertrain Mekanik Sanayi ve Ticaret Ltd. Şti.	5,153	3
Other	4,750	5,438
	233,603	215,460
Less: Unearned interest income	(1,052)	(2,080)
Total	**232,551**	**213,380**

28.3. Sales

Major sales to related companies, including sales discounts and returns, during the six months period ended June 30, 2002 and 2001, expressed in equivalent purchasing power of the Turkish lira at June 30, 2002 are as follows:

	June 30, 2002	June 30, 2001
Fiat Auto S.p.A.	495,355	697,023
Koç Group dealers	78,037	77,391
Others	2,936	189
Total	**576,328**	**774,603**

28.4. Purchases

Major material, fixed assets and service purchases from related companies, during the six months period ended June 30, 2002 and 2001, expressed in equivalent purchasing power of the Turkish lira at June 30, 2002 are as follows:

Domestic Purchases	June 30, 2002		June 30, 2001	
	Materials	Services	Materials	Services
Mako (Subsidiary of Koç Holding)	13,688	-	13,558	-
Döktaş Dökümcülük San. ve Tic. A.Ş. (Subsidiary of Koç Holding)	1,836	-	3,619	-
Matay (Subsidiary of Koç Holding)	15,901	-	13,332	-
Takosan Oto Göstergeleri Sanayi ve Tic. A.Ş. (Subsidiary of Koç Holding)	393	-	774	-
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş. (Affiliate of Koç Holding)	5,569	-	6,188	-
Sachs Beldesan Süspansiyon Sistemleri Sanayi ve Ticaret A.Ş.	1,762	-	-	-
Other	1,700	9,234	1,544	2,428
	40,849	**9,234**	**39,015**	**2,428**

Foreign purchases	June 30, 2002			June 30, 2001		
	Materials	Fixed Assets	Services	Materials	Fixed Assets	Services
Fiat Auto S.p.A.	287,314	169	12,039	314,581	75	161
Kofisa S.A. (Subsidiary of Fiat Auto)	1,600	-	277	3,912	-	-
Other	169	-	1,296	807	2,716	-
Total	**289,083**	**169**	**13,612**	**319,300**	**2,791**	**161**

28.5. In accordance with the license agreement, the royalty and expense accruals of Fiat Auto S.p.A. amounted to TL 5,351 at June 30, 2002 (December 31, 2001–TL 4,771), which has been included in accruals and other current liabilities in the accompanying balance sheet.

28.6. Salaries and similar benefits paid to the top management (17 people-including the members of the Board of Directors, December 31, 2001–21 people) amounted to TL 934 (December 31, 2001–TL 3,006) in historical terms.

29. Foreign Currency Assets and Liabilities

Foreign Currency	June 30, 2002 Foreign Currency (Thousand)	June 30, 2002 Turkish lira Equivalent	December 31, 2001 Foreign Currency (Thousand)	December 31, 2001 Turkish lira Equivalent
a) ASSETS				
Cash and Cash Equivalents				
USD	1,924	3,019	7,190	11,644
ITL	-	-	63	-
DEM	-	-	3	2
EURO	29,115	45,430	14,926	21,294
Trade Receivables and Due From Related Parties				
USD	2,696	4,231	7,582	12,279
DEM	-	-	115	84
EURO	124,299	193,950	143,809	205,162
Other Current Assets				
USD	139	219	187	303
ITL	-	-	17,118	12
EURO	486	759	215	307
Total Assets		**247,608**		**251,087**
b) LIABILITIES				
Bank Borrowings				
USD	11,799	18,514	31,409	50,867
EURO	188,198	293,656	180,357	257,302
Trade Payables and Due To Related Parties				
ITL	-	-	18,250,161	13,447
EURO	140,978	219,976	138,285	197,281
DEM	-	-	385	281
FRF	-	-	201	44
ESP	-	-	24,363	209
GBP	9	22	9	22
JPY	-	-	41,852	516
Other Current Liabilities				
USD	33	52	721	1,168
ITL	-	-	1,625,000	1,197
EURO	7,549	11,779	9,867	14,076
DEM	-	-	29	22
Total Liabilities		**543,999**		**536,432**

30. Subsequent Event

a) At the meeting of Board of Directors on July 3, 2002, it is determined to participate in Koç Fiat Kredi Tüketici Finansmanı A.Ş. (KFK) by 51%. The Company decided to purchase from Fidis S.p.A., Fiat Finance S.A., Fiat Finance Netherland B.V. and Koç Tüketici Finansmanı ve Kart Hizmetleri A.Ş. their shares in KFK with the nominal value of TL 15,300,000 million, for a consideration of USD 51. Furthermore, TL 15,000,000 million has been paid to KFK in order to decrease accumulated loss of KFK.

b) At the meeting of Board of Directors on July 22, 2002, the Company has determined to establish a branch with the title of Tofaş Türk Otomobil Fabrikası A.Ş. Tübitak-Mam Teknoloji Serbest Bölge Şubesi in Tübitak-Mam Teknoloji Free-Zone and to provide $50,000 capital to this branch.

31. Other Matters

Since February 2001, Turkey has continued to experience reduced economic activity and high volatility in foreign exchange rates, money and capital markets. The economic program intiated by the Turkish Government in May 2001, which includes various regulatory changes to create a well-developed business and regulatory infrastructure, is still in progress.